

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

John Hammill
Chief Executive Officer
Capview Residential Income - Fund VII, LP
6119A Greenville Avenue
Suite 434
Dallas, TX 75206

      Re: Capview Residential Income - Fund VII, LP
           Offering Statement on Form 1-A
           Filed February 8, 2021
           File No. 024-11443

Dear Mr. Hammill:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your filing does not include audited financial statements as required by Part F/S(c) of the instructions to Form 1-A.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Stacie Gorman at 202-551-3585 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Julie A. Smith, Esq.